

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2021

Michael McGaugh
President and Chief Executive Officer
MYERS INDUSTRIES INC
1293 South Main Street
Akron, Ohio 44301

> **Re: Myers Industries, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 11, 2021**
> **File No. 333-254164**

Dear Mr. McGaugh:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Beverly Singleton at (202) 551-3328 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing